FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June, 2010
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐           No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — Increase in the price of the offer for Brasilcel	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and
Secretary to the Board of Directors
TELEFÓNICA, S.A.
Telefónica, S.A. (“Telefónica”), as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores) hereby reports the following
SIGNIFICANT EVENT
Further to the significant event released on June 2, 2010 with regard to the binding and unconditional offer submitted by Telefónica (the “Offer”) for the acquisition, directly or through any of the companies within its Group, of 50% of the capital stock of the Dutch company BRASILCEL, N.V. (which is jointly owned by Telefónica and Portugal Telecom, SGPS, S.A. and is beneficial owner of shares representing, approximately, 60% of the capital stock of the Brazilian company Vivo Participações, S.A.), Telefónica hereby informs that, on the day of today, has submitted to Portugal Telecom, SGPS, S.A. an increase in the price of the Offer so that new price would amount to Euros 7,150 million (seven thousand one hundred and fifty million Euros).
It is hereby attached the text of the new offer that has been submitted to Portugal Telecom, SGPS, S.A.
Madrid, June 29, 2010.

To the attention of:
Mr. Henrique Granadeiro — Chairman of the Board of Directors of Portugal Telecom, SGPS S.A.
Mr. Zeinal Bava — Chief Executive Officer of Portugal Telecom, SGPS S.A.
The Board of Directors of Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisbon
June 29, 2010
Dear Sirs,
We refer to the binding offer submitted by Telefónica, S.A. (“Telefónica”) to Portugal Telecom, SGPS, SA. (“Portugal Telecom”) on June 1st, 2010 for the acquisition by Telefónica of fifty percent (50%) of the shares of Brasilcel, N.V. (the “Offer”). Unless otherwise defined herein, capitalized terms in this letter shall have the meaning ascribed to them in the Offer.
As it is well known, the Offer was received and examined by the Board of Directors of Portugal Telecom at a meeting held on June 1st, 2010. At this meeting it was decided to request the Chairman of the General Shareholders’ Meeting (“Chairman”) to convene a General Meeting of Shareholders to resolve on the Offer “under the terms and at the price of the current offer or at a higher price presented”. The Chairman decided to convene the General Shareholders’ Meeting for June 30, 2010 (“GSM”), as published on June 7, 2010.
In view of (i) the foregoing item of the GSM’s agenda and (ii) the Portugal Telecom Board of Directors’ proposal under such item, Telefónica hereby communicates to Portugal Telecom its irrevocable undertaking to increase the price of the Offer so that the aggregate purchase price of the offer would amount to Euros 7,150 million (seven thousand one hundred and fifty million Euros) (the “Increased Offer”). Therefore:
•	if Portugal Telecom elects to effect the Transaction following Alternative A, the Alternative A Consideration shall be Euros 7,150 million (seven thousand one hundred and fifty million Euros), and
•
if Portugal Telecom elects to effect the Transaction following Alternative B, the Alternative B Consideration (corresponding to one third of the shares of Brasilcel, N.V. held by Portugal Telecom) shall be Euros 2,383,333,333 (two thousand three hundred and eighty three million three hundred and thirty three thousand three hundred and thirty three Euros) and the Alternative B Put Consideration (corresponding to the remaining shares of Brasilcel, N.V. held by Portugal Telecom) shall be Euros 4,766,666,667 (four thousand seven hundred and sixty six million six hundred and sixty six thousand six hundred and sixty seven Euros).

This Increased Offer shall constitute a binding commitment of Telefónica subject to the terms and conditions set out in the letter dated June 1st, 2010, as modified in this letter. Furthermore, this Increased Offer is the final and definitive offer and Telefónica will not amend, improve, adjust, extend or in any other manner modify it.
If the GSM approves the terms and conditions of this Increased Offer, please confirm Portugal Telecoms’s acceptance by executing this letter below together with the letter dated June 1st, 2010 and returning one copy of both letters duly signed to us, not later than July 2, 2010.
Yours sincerely,
TELEFÓNICA, S.A.

By:

PORTUGAL TELECOM, SGPS, SA.

By:

2

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: June 29th , 2010	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors